May 19, 2004

BY EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Attention: Tom Jones

Dear Sirs/Mesdames:

Re: SmarTire Systems Inc. File No. 333-112558 Registration Statement on Form SB-2 Filed February 6, 2004

SmarTire Systems Inc. ("SmarTire") hereby requests, pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended, the consent of the Securities and Exchange Commission to withdraw the registration statement on Form SB-2 filed by SmarTire with the Securities and Exchange Commission on February 6, 2004 (the "Registration Statement"). The Registration Statement is being withdrawn in response to certain comments received on the Registration Statement from Securities and Exchange Commission staff.

There was no circulation of preliminary prospectuses in connection with the proposed transaction, the Registration Statement was not declared effective by the Securities and Exchange Commission, and none of SmarTire's securities were sold pursuant to the Registration Statement.

SmarTire requests that the Securities and Exchange Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

If you have any questions or comments relating to this request for withdrawal, please contact Herbert Ono, counsel for SmarTire at (604) 643-3140.

Yours truly,

SmarTire Systems Inc.

/s/ Jeff Finkelstein

Jeff Finkelstein, C.A.
Chief Financial Officer